SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Allied Systems Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	58-0360550 (I.R.S. Employer Identification Number)

160 Clairemont Avenue, Suite 510 Decatur, Georgia (Address of principal executive offices)	30030 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

None.	None.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box ☐	If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box ☑

Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.01 per share
(Title of Class)

Item 1. Description of Company’s Securities to be Registered.
Item 2. Exhibits.
EX-1.1 AMENDED CERTIFICATE OF INCORPORATION
EX-1.2 BYLAWS OF ALLIED SYSTEMS HOLDINGS, INC.
EX-4.1 FORM OF STOCKHOLDERS' AGREEMENT
EX-4.2 FORM OF REGISTRATION RIGHTS AGREEMENT

Item 1. Description of Company’s Securities to be Registered.
     On July 31, 2005 Allied Holdings, Inc., a Georgia corporation (“Allied Georgia”), now known as Allied Systems Holdings, Inc., a Delaware corporation (the “Company”), and certain of its subsidiaries (collectively with Allied Georgia, the “Debtors”) filed voluntary petitions for relief in the United States Bankruptcy Court of the Northern District of Georgia (the “Bankruptcy Court”) under Chapter 11 of the United States Bankruptcy Code, Case No. 05-12515. On May 18, the Bankruptcy Court entered an order confirming the Debtors’ Modified Second Amended Joint Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 6, 2007 (the “Plan of Reorganization”). On May 29, 2007, the effective date of the Plan of Reorganization (the “Effective Date”), the Debtors emerged from the proceedings under Chapter 11 of the Bankruptcy Code.
     On the Effective Date, among other things, pursuant to the Plan of Reorganization, all equity interests in Allied Georgia were cancelled. Also on the Effective Date, pursuant to the Plan of Reorganization, the Company’s certificate of merger was filed with the Delaware Secretary of State, making effective the merger of Allied Georgia into its wholly owned subsidiary, the Company, with the Company being the surviving corporation. As of the Effective Date, the authorized capital stock of the Company is one hundred million (100,000,000) shares of common stock, par value $0.01 per share (“Common Stock”), and ten million (10,000,000) shares of preferred stock, par value $0.01 per share (“Preferred Stock”). This Registration Statement on Form 8-A pertains to the Common Stock.
Common Stock
     The following statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Amended Certificate of Incorporation of the Company (the “Certificate of Incorporation”) and the Bylaws of the Company (the “Bylaws”), copies of which are filed hereto as Exhibits 1.1 and 1.2, respectively.
     Voting Rights/Dividends. Subject to the express terms of any Preferred Stock which may be issued, the holders of shares of Common Stock will be entitled to one vote for each such share upon all questions presented to the stockholders and shall not have cumulative voting rights. Holders of Common Stock have no preemptive rights and are entitled to receive proportionately any dividends as may be declared by the board of directors of the Company (the “Board”), subject to any preferential dividend rights of outstanding preferred stock.
     Board Composition. As of the Effective Date, the Board was selected as provided for pursuant to the Plan of Reorganization and consists of five directors that will serve from the Effective Date until the Annual Meeting of Stockholders of the Company in 2008 and until his or her successor has been duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office. Thereafter, directors will serve one year terms, each director will be elected in accordance with the terms of the Certificate of Incorporation and each such director so elected shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.
     Transfer Restrictions. The Certificate of Incorporation provides that all transactions in Common Stock that would lead to the Company having more than 290 stockholders of record, or that the Company reasonably determines would lead to the Company having more than 290 stockholders of record, will be void and not recognized or registered by the Company. Such restrictions on transferability will not prohibit transfers by the Company or any holder of Common Stock to another person or entity that is already a holder of record of Common Stock, transfers of Common Stock to the Company, transfers of all Common Stock owned by the proposed transferor to a single person or entity who is treated as a single record holder under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or transfers that do not result in the Company having more than 290 holders of record. Additionally, such restrictions on transferability will no longer be in effect on and after the earlier of (i) such time as the Company determines that it has more than 500 holders of record (as such concept is understood for purposes of Section 12(g) of the Exchange Act) of Common Stock, (ii) if the Company has not filed a Form 15 deregistering the Common Stock under the Exchange Act, November 30, 2007, (iii) the listing of the Common Stock on the New York Stock Exchange, NASDAQ or the American Stock Exchange (“AMEX”), (iv) the consummation of a sale of capital stock of the Company in an underwritten public offering registered under the Securities Act of 1933, as amended (the “Securities Act”), with gross proceeds to the Company or the selling stockholders of not less than $40,000,000 or (v) on the fifth business day following the Company’s receipt of written notice from Yucaipa American Alliance Fund I, LP (“YAAF”), Yucaipa American Alliance (Parallel) Fund I, LP (“YAAF Parallel” and, together with YAAF, the “Yucaipa Stockholders”) or their affiliates, that they have determined, in their sole and absolute discretion, that the transfer restrictions provided in the Amended Certificate of Incorporation will be void and no longer given effect.
     Restrictions on Certain Transactions. The Certificate of Incorporation provides that the vote or consent of at least (i) a percentage of the outstanding Common Stock that is held or owned by the Yucaipa Stockholders and certain of their affiliates plus 7% or (ii) so long as there is no preferred stock of the Company with materially disproportionate voting rights to the Common Stock, a percentage of the outstanding voting stock that is held or owned by the Yucaipa Stockholders and certain of their affiliates plus 7% is required in order to effect the following:
     •     a merger or consolidation of the Company or a subsidiary of the Company (i) the assets of which exceed 20% of the total assets of the Company and its subsidiaries taken as a whole on a consolidated basis at the end of the most recently completed fiscal year or (ii) that generated revenues which exceeded 20% of the total revenues of the Company and its subsidiaries on a consolidated basis at the end of the most recently completed fiscal year (subsidiaries satisfying either clause (i) or (ii) above, “Material Subsidiaries”) with or into any of the Yucaipa Stockholders and certain of their affiliates;
     •     the sale, lease, license or other transfer of all or substantially all of the properties and assets of the Company and its subsidiaries (taken as a whole on a consolidated basis as of the most recently completed fiscal year of the Company) or of a Material Subsidiary and its subsidiaries (taken as a whole on a consolidated basis as of the most recently completed fiscal year of the Company) to one or more of the Yucaipa Stockholders and certain of their affiliates, whether in one transaction or in a series of transactions;
     •     the sale by the Company or any subsidiary of the Company of capital stock of the Company or such subsidiary, or of securities convertible by their terms into such capital stock, to any of the Yucaipa Stockholders and certain of their affiliates where the aggregate consideration paid by them for such capital stock or convertible securities in any consecutive 180-day period exceeds $25,000,000 or, prior to May 29, 2009, exceeds $100,000,000 in the aggregate; and
     •     any amendment to the provisions of the article of the Certificate of Incorporation containing such restrictions.
     The restrictions on affiliate transactions contained in the Certificate of Incorporation expire on and after the earlier of May 29, 2009 or such date as the Yucaipa Stockholders and their affiliates own or hold in the aggregate either (i) 75% or more of the Common Stock or (ii) so long as the Yucaipa Stockholders and their affiliates do not own or hold preferred stock of the Company with materially disproportionate voting rights to the Common Stock, 75% or more of the voting stock of the Company.

     Conversion Rights/Sinking Fund Provisions. The holders of the Common Stock do not have any conversion rights and there is no sinking fund provision with respect to the Common Stock.
     Redemption and Preemptive Rights. The holders of Common Stock do not receive any redemption or preemptive rights to purchase or subscribe for securities of the Company.
     Liquidation. Upon the liquidation, dissolution or winding up of the affairs of the Company, subject to the express terms of any Preferred Stock which may be issued, the holders of Common Stock will be entitled to receive ratably all assets of the Company legally available for distribution to the holders of Common Stock.
Stockholders Agreement and Registration Rights
     Pursuant to the Plan of Reorganization, on the Effective Date the Yucaipa Stockholders, the Company and certain other beneficial holders of over 5% of the Common Stock entered into a Stockholders’ Agreement (the “Stockholders’ Agreement) and a Registration Rights Agreement (the “Registration Rights Agreement”) each of which provide certain rights and restrictions with respect to the Common Stock and other securities of the Company. The following statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, copies of which are filed hereto as Exhibits 4.1 and 4.2 respectively.
     Board of Directors. Pursuant to the Stockholders’ Agreement, the Yucaipa Stockholders have the right to designate a number of members of the Board that is not less than the majority of the number of then-authorized members of the Board (the “Yucaipa Designees”). In addition, until the second anniversary of the Effective Date, or until otherwise terminated in accordance with the terms of the Stockholder’s Agreement, (i) the Yucaipa Stockholders have agreed to vote all of their shares of Common Stock entitled to vote so that a representative designated by the members of a committee of creditors of Allied Georgia that is reasonably satisfactory to the Yucaipa Stockholders will be elected to the Board and (ii) the other stockholders party to the Stockholders’ Agreement have agreed to vote all of their shares of Common Stock entitled to vote so that the Yucaipa Designees will be elected to the Board.
     Certain Additional Required Approvals. The Stockholders’ Agreement provides that until the second anniversary of the Effective Date, the Company will not cause, or permit any subsidiary of the Company to, sell or transfer any of its or their properties or assets to, or purchase property or assets from, or enter into any contract or agreement with the Yucaipa Stockholders or certain of their affiliates (an “Affiliate Transaction”) unless either (i) the Affiliate Transaction is approved by the affirmative vote of a specified percentage of the outstanding Common Stock, (ii) the Affiliate Transaction is approved by a majority of the disinterested directors of the Board or by all of the directors then serving on the Board, (iii) the Company has received an opinion as to the fairness to the Company and/or its subsidiary(ies) of such Affiliate Transaction, from a financial point of view, issued by certain accounting, appraisal or investment banking firms or (v) the Affiliate Transaction constitutes one of a series of other permitted transactions as specified in the Stockholders’ Agreement. The requirement that one of the aforementioned additional approvals be obtained will terminate on the earlier of the second anniversary of the Effective Date or the occurrence of certain other specified events as set forth in the Stockholder’s Agreement.
     Subscription Rights. Subject to certain exceptions, the Yucaipa Stockholders, their affiliates and certain other eligible stockholder parties to the Stockholders’ Agreement (each such eligible stockholder, including the Yucaipa Stockholders and their affiliates, a “Subscription Holder”) are entitled to purchase a pro rata portion of any equity securities subsequently issued by the Company for cash based on the number of shares of Common Stock owned by such Subscription Holder and the total number of shares held by all Subscription Holders at such time. The Subscription Holders will also have the right to participate in debt financings provided to the Company by the Yucaipa Stockholders and their affiliates in which the Yucaipa Stockholders or their affiliates are issued equity securities. The abovementioned subscription rights will terminate upon the earlier of (i) the listing of the Common Stock on the New York Stock Exchange, the NASDAQ or AMEX, (ii) the consummation of a sale of equity securities of the Company in an underwritten public offering registered under the Securities Act, with gross proceeds of not less than $40,000,000, and resulting in the listing of such of the Company’s equity securities on any of the New York Stock Exchange, NASDAQ (any market thereof) or AMEX or (iii) a sale, series of sales, transfers or issuances of capital stock of the Company such that a person or group of persons (as the term group is defined under the Exchange Act), other than the Yucaipa Stockholders and certain of their affiliates, would own a majority of the capital stock of the Company, or, sale or transfer of all or substantially all of the assets of the Company and its subsidiaries (other than in the ordinary course of business) to any person or group of persons.
     Registration Rights. The Company has entered into a Registration Rights Agreement with the Yucaipa Stockholders and certain other beneficial holders of over 5% of the Common Stock that, subject to certain limitations contained in the Registration Rights Agreement, grants to such holders certain rights (i) to demand the Company register such holders’ Common Stock held on the Effective Date or thereafter acquired by them with the Securities and Exchange Commission and (ii) to participate in any registrations of the Common Stock by the Company.
Item 2. Exhibits.

1.1	Amended Certificate of Incorporation, dated as of May 29, 2007.

1.2	Bylaws of Allied Systems Holdings, Inc.

4.1	Form of Stockholders’ Agreement by and among Allied Systems Holdings, Inc., Yucaipa American Alliance Fund I, LP, Yucaipa American Alliance (Parallel) Fund I and certain other parties signatory thereto.

4.2	Form of Registration Rights Agreement by and among Allied Systems Holdings, Inc., Yucaipa American Alliance Fund I, LP, Yucaipa American Alliance (Parallel) Fund I and certain other parties signatory thereto.

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Allied Systems Holdings, Inc.
Date: May 29, 2007	By:	/s/ Thomas H. King
		Name:	Thomas H. King
		Title:	Executive Vice President and Chief Financial Officer